SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.[1]
(Name of Subject Company)

__________________

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(Name of Person(s) Filing Statement)

__________________

Series B Shares of Common Stock (“Series B Shares”) and
American Depositary Shares, each representing eight Series B Shares
(Title of Class of Securities)

4005102[2]

(CUSIP Number of Class of Securities)

__________________

Ruffo Pérez Pliego del Castillo

Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos, Benito Juárez

Ciudad de México, México

+ 52 81 8625 4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge U. Juantorena, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225 2758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

________________________________

1  Translation of Issuer’s Name: Central North Airport Group.

2  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

Attached hereto is the following communication:

●	Press release of OMA regarding 13D amendment by Fintech Holdings, Inc. and its affiliates, dated December 23, 2022

Neither Fintech Holdings Inc. (“FH”) nor any of its affiliates has commenced or made a decision to commence the tender offer to which this communication relates. If FH decides to pursue the potential transaction, FH and its affiliates would file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”) would file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. If FH decides to pursue the potential transaction, U.S. Holders of OMA may obtain a free copy of the Tender Offer Statement and its exhibits and the other related documents (when available) filed by FH and its affiliates and the Solicitation/Recommendation Statement and other related documents (when available) filed by OMA, in each case, with the SEC at the SEC’s website at www.sec.gov.

On December 22, 2020, FH and certain of its affiliates disclosed on Schedule 13D/A that David Martínez, Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l., Expanse S.à r.l., and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (the “Reporting Persons”) are considering making a tender offer for additional Series B Shares of OMA. If the Reporting Persons were to proceed with such an offer, the Reporting Persons stated that they currently expect that any such offer would be for at least 19,505,578 Series B Shares (or 5% of the aggregate outstanding shares of OMA) and up to 97,527,889 Series B Shares (or 25% of the aggregate outstanding shares of OMA) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars per American Depositary Share representing Series B Shares, based on the US dollar / Mexican peso exchange rate upon settlement).

The information set forth in the Current Report on Form 6-K filed by OMA on December 23, 2020 is incorporated herein by reference.

This notification is not an offer to purchase or a solicitation of an offer to sell any Series B Shares or American Depositary Shares representing Series B Shares. Any solicitation or offer will only be made through separate materials filed with the SEC. OMA undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law. The potential tender offer for the outstanding Series B Shares or American Depositary Shares representing Series B Shares described in this notification has not yet commenced and may never commence. If and when the planned offer is commenced, the Reporting Persons will file a tender offer statement on Schedule TO with the SEC. The board of directors of OMA will be required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer once the offer is announced. THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS THAT WOULD BE USED IN CONNECTION WITH A POTENTIAL OFFER, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO SUCH OFFER. Those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

This Schedule 14D-9 contains forward-looking statements relating to the potential commencement of a tender offer by the Reporting Persons for OMA Series B Common Shares and American Depositary Shares representing Series B Shares, and their expectations with regard to the proposed transaction. Specific forward-looking statements relate to the expected offer amount and purchase price. These forward-looking statements are based on current intentions, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. OMA undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

OMA informs about the amended filing of a shareholder relating to its holdings of OMA

Mexico City, Mexico, December 23, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), informs that yesterday, December 22, 2020, its indirect shareholder, Fintech Holdings Inc. and its affiliates (“Fintech”) filed Amendment No. 10 (the “Tenth Amendment”) amending the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) describing possible transactions under consideration related to its investment in OMA.

As of December 22, 2020, Fintech owned Series B shares and underlying ADRs and Series BB Shares (which convert into Series B Shares upon their disposition to a third party) (the “Series B Shares”) which represented approximately 14.7% of the total outstanding capital stock of OMA.

Fintech informed that it has considered from time to time making a tender offer, in Mexico or globally, for an additional interest in Series B Shares of OMA, without exceeding an aggregate interest of 40% of the aggregate outstanding shares of OMA. In connection with consideration of such an offer, Fintech informed that it has evaluated alternative possibilities for the financial, legal and regulatory structures available for such an offer, and that it has engaged in exploratory discussions regarding those possibilities with, among others, potential providers of financing, potential dealer-managers and regulatory authorities in the United States and Mexico.

Yesterday Fintech filed the Tenth Amendment disclosing that it has recommenced its evaluation of alternative possibilities for the financial, legal and regulatory structures potentially available for such an offer, and its consideration of the size and price for such an offer, but has not determined to proceed, and Fintech stated that there can be no assurance Fintech will proceed with any offer. If Fintech were to proceed with such an offer, Fintech currently expect that any such offer would be for at least 19,505,578 Series B Shares (or 5% of the aggregate outstanding shares of OMA) and up to 97,527,889 Series B Shares (or 25% of the aggregate outstanding shares of OMA) for an expected purchase price of up to Ps.137 per Series B Share (or the corresponding price in US dollars per American Depositary Share representing Series B Shares, based on the applicable US Dollar/Mexican peso exchange rate upon settlement). Fintech stated that the expected offer amount and purchase price disclosed above and the willingness of the reporting persons to proceed with an offer are subject to change based on market conditions, obtaining financing, obtaining regulatory approval in the United States and Mexico, obtaining approval by the board of OMA and other factors, and has indicated that there can be no assurance that it will proceed with any offer. As of the date of the Tenth Amendment, these plans remain preliminary and subject to change, and Fintech has not yet determined to proceed and has not commenced any tender offer. Fintech informed it does not expect to be in a position to commence an offer before the final week of January 2021. Fintech anticipates that it would try to finalize its financing commitments in the first ten business days of any offer, and if it is able to obtain satisfactory financing commitments, Fintech would disclose the terms of such financing commitments to the extent required by

Chief Financial Officer: Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero		Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

www.oma.aero

applicable law, any financing conditions would then be satisfied and Fintech would maintain the offer open for acceptances for the time prescribed by applicable law.

This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any Series B Shares.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Name:	Ruffo Pérez Pliego del Castillo
Title:	Chief Financial Officer